RESTATED ARTICLES OF INCORPORATION

OF

SECOND SIGHT MEDICAL PRODUCTS, INC.

I

The name of the corporation is: SECOND SIGHT MEDICAL PRODUCTS, INC.

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The corporation is authorized to issue two classes of stock, to wit, the first designated as Common Stock, and the other designated as Preferred Stock. The total number of shares of Common Stock which the corporation is authorized to issue is TWO HUNDRED MILLION (200,000,000) shares. In all matters that may become before the Corporation’s shareholders, each share of Common Stock shall entitle its holder to one vote.

The total number of shares of Preferred Stock which the Corporation is authorized to issue is TEN MILLION (10,000,000) shares.

With consent of the Shareholders, the preferred shares of Preferred Stock may be issued from time to time in one or more series as determined by the corporation’s Board of Directors, which is authorized to designate all pricing, voting, dividend, conversion and other rights, and preferences, privileges and restrictions attendant to each series as well as the number of shares authorized for issuance in each series, which matters shall be expressed in resolutions adopted by the Board of Directors, and filed with the California Secretary of State as required by the General Corporation law of the State.

IV

The liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

V

The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

The amendment and restatement was duly approved by the required vote of the shareholders in accordance with section 902 of the California Corporations Code. The total number of outstanding shares of each class entitled to vote with respect to this amendment is 24,289,490. The total number of shares of each class voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required of each class entitled to vote is a majority (greater than fifty percent (50%)).

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct and of our own knowledge.

Dated: July 15, 2014

/s/ ROBERT GREENBERG
ROBERT GREENBERG, President

/s/ TOM MILLER
TOM MILLER, Secretary